SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2002

                             World Heart Corporation
                       -----------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                       -----------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                       -----------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                     ---------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X      Form 40-F
                                       ---               ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes        No X
                                       ---       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________.

This Form 6-K consists of the following:

1. World Heart Corporation First Quarter 2002 Report for the three months ended March 31, 2002.

                               [GRAPHIC OMITTED]
                               Technology for Life











                             WORLD HEART CORPORATION


                            FIRST QUARTER 2002 REPORT


                    FOR THE THREE MONTHS ENDED MARCH 31, 2002

                                  News Release

For Immediate Release

                             WORLD HEART CORPORATION
                      ANNOUNCES FIRST QUARTER 2002 RESULTS

OTTAWA, Ontario - Wednesday, May 1, 2002: (NASDAQ: WHRT, TSE: WHT) World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the quarter ended March 31, 2002, and commented on the progress of both its HeartSaverVAD(TM) (ventricular assist device) and Novacor(R) LVAS (left ventricular assist system).

In the first quarter of 2002, the Corporation reported revenues from operations of $2,619,084, compared with $602,657, and a gross margin of $39,092 compared with a gross margin of $(1,938,783) for the same period in 2001. The March 31, 2001 figures included an accrued offset to revenue in the amount of $1,532,383, related to an estimated shortfall under a distribution agreement. This accrual was not required in 2002.

Research and development expenses for the quarter were $7,377,304, compared with $7,395,992 for the same period last year. Total cash applied to operations during the period was $9,378,548 compared with $8,553,324 for the same period last year. The net loss for the quarter was $13,148,925, or $0.77 per share, compared with a net loss of $12,911,804, or $0.85 per share for the same period in the previous year.

Cash and near-cash resources totaled $12,555,440 at March 31, 2002, compared with $22,226,459 at December 31, 2001. The quarter end cash position does not include approximately $2.0 million received just after the quarter end from the Technology Partnerships Canada program, with a further $6 to $7 million expected to be reimbursed over the balance of the year, or early next year. Financial resources are expected to be augmented during the year from a number of sources, including collection of a $2.7 million receivable from the Province of Ontario, and are expected to fund cash requirements into 2003. All financial figures are expressed in Canadian dollars and are prepared in accordance with generally accepted accounting principles in Canada.

Significant progress was made during the quarter toward bringing
HeartSaverVAD(TM) to clinical trials this year, and in the market position of Novacor(R) LVAS.

Key advances for HeartSaverVAD(TM) in the quarter were development of improved implantable cables and connectors, and laboratory testing procedures to provide effective reliability assessment for these components. Final in vivo trials began in early April, with devices incorporating these improved components. Implants will continue during the second quarter, with initial clinical trials planned before year-end, subject to Health Canada approval. HeartSaverVAD(TM) is the only pulsatile heart assist device designed to be fully implantable in the chest and remotely powered, monitored and controlled. Clinical trials are planned for Europe in early 2003 and in the United States in the second half of that year.

Novacor(R) LVAS continued to enhance its reputation for durability, reliability and predictability, and to increase the rate of implants in North America. The first three commercial shipments were made to Japan. Records for longevity of support by a heart assist device were set in the United States and in Europe. Mr. Robert (Pete) Kenyon received a donor heart at Yale-New Haven Hospital, in Connecticut, after three years and four months of Novacor(R) LVAS support, and University of Verona Hospital, Verona, Italy, successfully implanted a new Novacor(R) LVAS in a patient who had been supported on his first Novacor(R)LVAS for more than four years. With more than 1,340 Novacor(R) LVAS implants, there have been no patient deaths resulting from device failure, and 1.3% of devices have been replaced.

In cooperation with Edwards Lifesciences LLC, WorldHeart intends to launch a marketing program to establish Novacor(R) LVAS as Destination Therapy under existing approvals in Europe. In support of this initiative, a package of enhancements to the external elements of Novacor(R) LVAS were submitted for CE Mark approval. These enhancements include: new battery packs, with reduced size and weight and increased time of support; improved carrying accessories adding to user convenience and comfort; and software refinements, which simplify startup procedures at implant. These will be combined with availability of an improved ePTFE conduit, which was given regulatory confirmation for sale in Europe. The conduit was implanted during 2001 by 17 centers in Europe in 52 Novacor(R) LVAS recipients. Many clinicians preferred this conduit, and clinical results demonstrated reduced stroke rates.

During the first quarter, the first INTrEPID (Investigation of Non-Transplant Eligible Patients who are Inotrope Dependent) Clinical Trial patient was enrolled in Canada and enrollment in the United States study increased to 40. U.S. Food and Drug Administration (FDA) approval was received to increase enrollment to 55. This Trial has been ongoing in the United States since March 2000, and results to date have been consistent with the trial objectives.

"This was a very good quarter for WorldHeart in revenue growth, market positioning of Novacor(R) LVAS, and progress toward clinical trials of HeartSaverVAD(TM)," said Roderick M. Bryden, President and CEO of WorldHeart.

World Heart Corporation will hold a conference call at 4:00 p.m. (EST) today to discuss this quarter's financial results. To participate, please call 1-888-722-1090 ten minutes before the call begins. A post-view of this teleconference call can also be accessed for 60 days after May 1, 2002 (details are available on the company's website).

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist systems. Its Novacor(R) LVAS is already well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars

Note: Financial highlights are attached. For further information, contact:

Head Office Contacts:
Shareholder and Financial Community       Media
-----------------------------------       -----
Ian W. Malone                             Michelle Banning
Vice-President Finance                    Manager, Corporate Communications
and Chief Financial Officer               Ph: 613-226-4278 x 2300
Ph: 613-226-4278 x 2300                   Fx: 613-723-8522
Fx: 613-723-8522                          Email: michelle.banning@worldheart.com
Email: ian.malone@worldheart.com

United States Contact:
The Investors Relation Group
Gino De Jesus or Dian Griesel
(212) 825-3210, TheProTeam@aol.com


                  World Heart Corporation Highlights of Consolidated Statement of Loss (Unaudited)
                            Amounts in thousands, except per share data, Canadian Dollars

                                                                                       Three months ended
                                                                                            March 31,
                                                                                    2002                  2001
--------------------------------------------------------------------------------------------------------------------
Revenue                                                                        $        2,619        $          603
Cost of goods sold                                                                     (2,580)               (2,542)
                                                                               -------------------------------------
Gross margin                                                                               39                (1,939)
                                                                               -------------------------------------
Expenses
         Selling, general and administrative                                           (2,109)               (2,027)
         Research and development                                                      (7,377)               (7,396)
         Amortization of intangibles                                                   (1,831)               (3,733)
                                                                               -------------------------------------
                                                                                      (11,317)              (13,156)
                                                                               -------------------------------------
Loss before the undernoted                                                            (11,278)              (15,095)
Other income (expenses)                                                                (1,871)                 (490)
                                                                               -------------------------------------
Loss before income taxes                                                              (13,149)              (15,585)
Recovery of future income taxes                                                             -                 2,673
                                                                               -------------------------------------
Net Loss for the period                                                        $      (13,149)              (12,912)
                                                                               ======================================
Weighted average number of common shares outstanding                               17,162,927            15,117,427
                                                                               ======================================
Basic and diluted loss per common share                                        $        (0.77)       $        (0.85)
                                                                               ======================================

                    World Heart Corporation Highlights of Consolidated Balance Sheet (Unaudited)
                                       (Amounts in thousands) Canadian Dollars

                                                                                 March 31,           December 31,
                                                                                   2002                  2001
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets                                                                $       29,481        $       37,854
Capital assets                                                                         5,083                 5,294
Goodwill and other intangible assets                                                  32,904                34,735
                                                                               -------------------------------------
                                                                              $       67,468        $       77,883
                                                                               ======================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                                           $       11,210        $       11,656
Preferred shares                                                                      67,620                65,685
Capital lease obligation                                                                  21                    64
                                                                               -------------------------------------
                                                                                      78,851                77,405
                                                                               -------------------------------------
Shareholders' equity
Common stock, special warrants and rights and contributed surplus
                                                                                     131,382               130,094
Accumulated deficit                                                                 (142,765)             (129,616)
                                                                               -------------------------------------
                                                                                     (11,383)                  478
                                                                               -------------------------------------
                                                                              $       67,468        $       77,883
                                                                               ======================================

WORLDHEART

First Quarter 2002 Message To Shareholders

This is the first report to shareholders for 2002, and we are initiating a new format. Besides being more economical to produce, we hope that shareholders will find the report to be easy to use and that it provides clear and complete information about the Corporation. In the context of the report, we have also modified the format of this message. Your comments and suggestions are welcome.

This year, World Heart Corporation (WorldHeart) plans to achieve three key operating objectives:

     1)   Expand  both  the  scope  of  approved   use  and  market   share  for
          Novacor(R)LVAS;
     2) Bring HEARTSAVER VAD (TM) to clinical trials in Canada and ready for rials in Europe and the United States; and
     3)   Complete   conceptual   design  and   establish   the   timeframe  for
          introduction of our next generation HEARTSAVER VAD (TM) II.

WorldHeart is dedicated to pulsatile heart assist devices and we are confident that our technologies, our people, and our strategic relationship with Edwards Lifesciences LLC positions us to be the world-leading supplier of heart assist devices for destination therapy. To achieve that position, the Corporation must also increase its financial resources, which is an objective for 2002.

The first quarter was very successful:

     1) Revenues increased by 23% compared with a year ago as Novacor(R)LVAS increased sales in the United States and shipped the first commercial systems to Japan;
     2) HEARTSAVER VAD (TM) systems were completed, including implanted cables and connectors, to permit resumption of pre-clinical trials in the first two weeks of the second quarter;
     3) An improved inflow conduit for Novacor(R)LVAS, ePTFE, was introduced in Europe following 52 implants last year, which indicated reduced thromboembolic rates and preference by clinicians; and

     4) A package (called "PLUS") of improvements in the external elements of Novacor(R) LVAS was submitted for approval in Europe, including simplified software, batteries with reduced size and weight, and more convenient carrying accessories.

Resumption of HEARTSAVER VAD (TM) pre-clinical trials began with two implants on April 14, 2002. These trials will continue throughout the year. Data is expected to be available for submission to Health Canada in the fourth quarter to support an application to begin clinical trials.

The program to gain U.S. approval for destination therapy for Novacor(R) LVAS advanced during the quarter. The INTrEPID (Investigation of Non-Transplant Eligible Patients who are Inotrope Dependent) Clinical Trial increased enrollment to 40, with a Food and Drug Administration approval to increase total enrollment to 55. The INTrEPID Trial began in the United States in March 2000, and this year the first INTrEPID device recipient was enrolled in the Trial in Canada.

In addition to this Trial data, Novacor(R) LVAS continued to build impressive experience in long-term support. A total of 105 people have lived for more than one year using Novacor(R) LVAS, with three for more than four years. In the first quarter, Mr. Pete Kenyon received a donor heart at the Yale-New Haven Hospital after being supported by his Novacor(R) LVAS for three years and four months, the longest time for any American to be supported by a heart assist device. At the University of Verona Hospital, in Italy, a patient received a new Novacor(R) LVAS after more than four years of successful support by his original Novacor(R) LVAS. The record of durability and reliability being established by Novacor(R) LVAS will be an important factor in our success in expanding its indications for use. There has been no case of death resulting from device failure in more than 1,340 implants.

During the second quarter, the Corporation expects further significant achievements toward the goals for this year, including:

     1)   Increased operating revenue;
     2) A joint program in Europe with Edwards Lifesciences LLC to expand implants of Novacor(R) LVAS, including "PLUS" as destination therapy, and incorporating ePTFE conduits;
     3)   Increased implants and additional centers in the United States; and
     4) Continued successful in vivo trials, and commencement of in vitro system trials, for HEARTSAVER VAD (TM).

2002 will be a very significant year for WorldHeart. Progress during the first quarter was substantial, and the second quarter promises to show continued success.

/s/Roderick M. Bryden                      /s/Tofy Mussivand
-----------------------------------        -----------------------------------
Roderick M. Bryden                          Dr. Tofy Mussivand
President & Chief Executive Officer         Chairman and Chief
                                            Scientific Officer

WORLD HEART CORPORATION
Consolidated Balance Sheets
(Canadian Dollars)



---------------------------------------------------------------------------------------------------------------------
                                                                         March 31,                    December 31,
                                                                             2002                            2001
---------------------------------------------------------------------------------------------------------------------
                                                                        (unaudited)
 ASSETS

 Current assets
   Cash and cash equivalents                                       $   12,555,440                    $  15,345,159
   Short-term investments                                                       -                        6,881,300
   Accounts receivable and other                                        5,724,216                        4,041,966
   Tax credit receivable                                                2,770,000                        2,770,000
   Prepaid expenses                                                       678,312                          698,376
   Inventory                                                            7,753,049                        8,117,621
                                                                  ---------------------------------------------------
                                                                       29,481,017                       37,854,422
 Capital assets                                                         5,082,319                        5,293,824
 Goodwill                                                              22,273,407                       16,175,519
 Intangible assets                                                     10,630,839                       18,559,353
                                                                  ---------------------------------------------------
                                                                   $   67,467,582                    $  77,883,118
                                                                  ===================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities
   Accounts payable and accrued liabilities                        $    9,043,192                    $   9,514,115
   Accrued compensation                                                 2,001,690                        1,979,902
   Current portion of capital lease                                       165,511                          162,487
                                                                  ---------------------------------------------------
                                                                       11,210,393                       11,656,504
 Preferred shares                                                      67,619,755                       65,684,726
 Capital lease obligation                                                  21,300                           63,829
                                                                  ---------------------------------------------------
                                                                       78,851,448                       77,405,059
                                                                  ---------------------------------------------------


 Shareholders' equity
 Common stock
   Issued and outstanding - 17,970,127 common shares                   87,788,808                       72,902,159
       (December 31, 2001 - 14,943,127 common shares)
 Special warrants and rights                                            3,420,016                       18,306,665
 Contributed surplus                                                   40,172,336                       38,885,336
 Accumulated deficit                                                 (142,765,026)                    (129,616,101)
                                                                  ---------------------------------------------------
                                                                      (11,383,866)                         478,059
                                                                  ---------------------------------------------------

                                                                   $   67,467,582                    $  77,883,118
                                                                  ===================================================

 (The accompanying notes are an integral part of these consolidated financial statements.)


WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)

---------------------------------------------------------------------------------------------------------------------

                                                                 Three months ended           Three months ended
                                                                     March 31, 2002               March 31, 2001
---------------------------------------------------------------------------------------------------------------------
                                                                        (unaudited)                  (unaudited)
Revenue (Note 3)                                                  $       2,619,084            $        602,657
                                                                  ------------------------------------------------------------

Cost of goods sold
   Direct materials and labour                                           (1,085,934)                 (1,025,305)
   Overhead and other                                                    (1,494,058)                 (1,516,135)
                                                                  ------------------------------------------------------------

                                                                         (2,579,992)                 (2,541,440)
                                                                  ------------------------------------------------------------
Gross margin                                                                 39,092                  (1,938,783)
                                                                  ------------------------------------------------------------

Expenses
   Selling, general and administrative                                   (2,109,502)                 (2,026,905)
   Research and development                                              (7,377,304)                 (7,395,992)
   Amortization of intangibles                                           (1,830,626)                 (3,733,161)
                                                                  ------------------------------------------------------------
                                                                        (11,317,432)                (13,156,058)
                                                                  ------------------------------------------------------------
Loss before the undernoted                                              (11,278,340)                (15,094,841)

Other income (expenses)
   Foreign exchange gain (loss)                                             (57,812)                 (2,061,424)
   nvestment income                                                          76,263                     617,747
   nterest expense                                                       (1,889,036)                 (1,624,300)
                                                                  ------------------------------------------------------------

Loss before income taxes                                                (13,148,925)                (18,162,818)

Recovery of future income taxes                                                   -                   2,673,471
                                                                  ------------------------------------------------------------
Net loss for the perio                                                  (13,148,925)                (15,489,347)

Accumulated deficit, beginning of the period                           (129,616,101)                (63,512,508)
                                                                  ------------------------------------------------------------
Accumulated deficit, end of the period                             $   (142,765,026)           $    (79,001,855)
                                                                  ============================================================
Weighted average number of common shares                                 17,162,927                  15,117,427
  outstanding                                                     ============================================================

Basic and diluted loss per common share                            $          (0.77)            $         (1.02)
                                                                  ============================================================



 (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cash Flow
(Canadian Dollars)

------------------------------------------------------------------------------------------------------------------------------
                                                                         Three months ended             Three months ended
                                                                              March 31, 2002                March 31, 2001
------------------------------------------------------------------------------------------------------------------------------
                                                                                 (unaudited)                   (unaudited)

CASH FLOWS FROM (USED IN)
Operating activities
   Net loss for the period                                         $    (13,148,925)        $       (15,489,347)
   Items not involving cash -
   Amortization and depreciation                                          2,264,032                   4,230,327
     Interest on preferred shares                                         1,889,036                   1,624,300
     Recovery of future income taxes                                              -                  (2,673,471)
     Exchange loss on preferred shares                                            -                   2,577,543
   hange in operating components of working capital                        (382,691)                  1,177,324
                                                                  ------------------------------------------------------------
                                                                         (9,378,548)                 (8,553,324)
                                                                  ------------------------------------------------------------
Investing activities
   Redemption of short-term investments                                   6,881,300                  22,832,961
   Payment of expenses relating to the Novacor acquisition                        -                  (1,215,262)
   urchase of capital assets                                               (221,901)                   (271,015)
                                                                  ------------------------------------------------------------
                                                                          6,659,399                  21,346,684
                                                                  ------------------------------------------------------------

Financing activities
  Capital lease repayments                                                 (39,505)                     (39,506)
   Payment of expenses relating to the issue of special warrants           (77,058)                           -
                                                                  ------------------------------------------------------------
                                                                          (116,563)                      (39,506)
                                                                  ------------------------------------------------------------

Effect of exchange rate changes on cash and cash                            45,993                       442,695
     equivalents                                                  ------------------------------------------------------------

Increase (decrease) in cash and cash equivalents for the period         (2,789,719)                   13,196,549

Cash and cash equivalents beginning of the period                       15,345,159                    23,624,549
                                                                  ------------------------------------------------------------
Cash and cash equivalents end of the period                        $    12,555,440          $         36,821,098
                                                                  ============================================================


 (The accompanying notes are an integral part of these consolidated financial statements.)



WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three months ended March 31, 2002
--------------------------------------------------------------------------------


1.       Significant Accounting Policies

(a)  Basis of presentation
     ---------------------

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of World Heart Corporation (Corporation or WorldHeart) and its subsidiaries. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2001.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

(b)  Goodwill and other intangible assets
     ------------------------------------

The Corporation adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002, which requires the value of goodwill and other intangibles assets to be valued on an annual basis. If the amount recorded for goodwill or intangible assets is greater than the current value, an impairment of the asset is recorded for the difference.

2.   Goodwill and Other Intangible Assets

The Canadian Institute of Chartered Accountant's Accounting Standards Board
(AcSB) has issued a new Handbook Section dealing with GOODWILL AND OTHER INTANGIBLE ASSETS, which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life.

The Corporation adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002. The effect of not amortizing goodwill and certain other intangibles that have been reclassified as goodwill for the quarter ended March 31, 2002, was a decrease in net loss of $1.9M. In accordance with the new rules, the Corporation is required to complete a transitional impairment test, with any resulting impairment loss recorded as a change in accounting principle and charged to retained earnings. Subsequent impairment losses will be reflected in operating income from continuing operations. The Corporation is currently in the process of allocating goodwill and other intangible assets to its reporting units and will complete its transitional impairment test prior to the end of its second quarter ending June 30, 2002.

As required by Section 3062, the results for the prior year's quarter have not been restated. A reconciliation of previously reported net loss and earnings per share if Section 3062 had been adopted is presented as follows:

                                                                Three months ended
                                                               March 31,     March 31,
                                                                    2002         2002

Reported net loss                                          $(13,148,925)     $ (12,911,804)
Add:  Goodwill amortization, net of taxes                              -         1,358,628
                                                     ----------------------------------------
Adjusted net loss                                           (13,148,925)       (11,553,176)
                                                     ----------------------------------------

Basic and diluted loss per share:
As reported                                                     $ (0.77)           $ (0.85)
Goodwill amortization                                                 -               0.09
                                                     ----------------------------------------

Adjusted loss per share                                         $ (0.77)           $ (0.76)
                                                     ----------------------------------------


The gross carrying amount and accumulated amortization of the Corporation's intangible assets as of March 31, 2002 and December 31, 2001 are as follows:



                                                                         March 31, 2002
                                                   -----------------------------------------------------------
                                                                              Accumulated            Net Book
                                                                 Cost        Amortization               Value
                                                   ------------------------------------------------------------

   Purchased technology                                  $ 17,043,321        $ 9,162,763        $ 7,880,558
   Other intangible assets                                  6,436,678          3,686,397          2,750,281
                                                   -----------------------------------------------------------

                                                         $ 23,479,999       $ 12,849,160       $ 10,630,839
                                                   ===========================================================


                                                                       December 31, 2001
                                                   -----------------------------------------------------------
                                                                              Accumulated            Net Book
                                                                 Cost        Amortization               Value
                                                   -----------------------------------------------------------

   Purchased technology                                  $ 17,043,321        $ 7,853,793        $ 9,189,528
   Other intangible assets                                 18,454,585          9,084,760          9,369,825
                                                   -----------------------------------------------------------

                                                         $ 35,497,906       $ 16,938,553       $ 18,559,353
                                                   ===========================================================

3. Distribution Agreement with Edwards Life Sciences

In the fiscal year ended December 31, 2000, the Corporation entered into a distribution agreement (the Distribution Agreement) with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US $2 million annually to Edwards in guaranteed gross profit on sales, where such sales are less than US$10 million per year.

The obligation to Edwards accrued and included as a reduction of revenue, is as follows:

                                              Three months ended
                                     -------------------------------------
                                           March 31, 2002 March 31, 2001
                                     -------------------------------------

  Gross revenue                       $ 2,619,084       $   2,135,040

  Less: Rebate to Edwards                       -          (1,532,383)
                                     -------------------------------------

  Net revenue                        $  2,619,084       $     602,657
                                     =====================================


4.    Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver.

The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2001. On June 30, 2000, the Corporation acquired Novacor whose commercial operations now comprise the Corporation's commercial operations segment.

The following presents segment operating results for the three months ended March 31, 2002 and March 31, 2001.



                                 Three months ended March 31, 2002                        Three months ended March 31, 2001
                       ------------------------------------------------------------------------------------------------------------
                       Commercial         Research and        Total             Commercial         Research and        Total
                       operations         development                           operations         development
                       ------------------------------------------------------------------------------------------------------------


Revenue                   $ 2,619,084       $      -         $ 2,619,084         $  602,657           $      -       $ 602,657
                       ------------------------------------------------------------------------------------------------------------

Cost of
goods sold
  Direct materials
  and labour              (1,085,934)              -          (1,085,934)        (1,025,305)                 -      (1,025,305)
  Overheard and
  other                   (1,494,058)              -          (1,494,058)        (1,516,135)                 -      (1,516,135)
                       ------------------------------------------------------------------------------------------------------------
                          (2,579,992)              -          (2,579,992)        (2,541,440)                        (2,541,440)
                       ------------------------------------------------------------------------------------------------------------

Gross margin                  39,092               -              39,092         (1,938,783)                 -      (1,938,783)
                       ------------------------------------------------------   ---------------------------------------------------

Expenses
  Selling, general
  and administrative        (955,937)     (1,153,565)         (2,109,502)        (1,220,521)          (806,384)     (2,026,905)

  Research and
  development                      -      (7,377,304)         (7,377,304)                 -         (7,395,992)     (7,395,992)
                       -----------------------------------------------------------------------------------------------------------

                            (955,937)     (8,530,869)        (9,486,806)         (1,220,521)        (8,202,376)     (9,422,897)
                       ------------------------------------------------------   --------------------------------------------------
Loss before the
undernoted                $ (916,845)   $ (8,530,869)        (9,447,714)         (3,139,304)      $ (8,202,376)    (11,361,680)
                       ===================================                      ================================

    Amortization of intangibles                              (1,830,626)                                            (3,733,161)

    Other income (expenses), net                             (1,870,585)                                            (3,067,977)

   Recovery of future income taxes                                    -                                              2,673,471
                                                         ----------------                                       ----------------

 Net loss for the period                                   $(13,148,925)                                          $(15,489,347)
                                                         ================                                       ================



5.  New Accounting Pronouncements on Stock Based Compensation
--------------------------------------------------------------------------------
The AcSB has issued a new Handbook Section on Stock-Based Compensation and other Stock-Based Payments. The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an on-going basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The new Section is based on FASB Statement No. 123, Accounting for Stock-Based Compensation, which is one of the two US Standards covering stock-based compensation arrangements in that country. For the Corporation these pronouncements are effective for the current fiscal year beginning January 1, 2002 and only apply to awards granted on or after the date of adoption and, therefore, will not apply to modifications and settlements of awards granted before fiscal periods beginning on or after January 1, 2002.


6. Change in Accounting Policy for Foreign Currency Translation

In November 2001, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") approved amendments to CICA Handbook
Section 1650, "Foreign Currency Translation" that requires exchange gains or losses arising on the translation or settlement of a foreign currency denominated monetary item or a non-monetary item carried at market to be included in the determination of net income for the current period. Previously, unrealized translation gains and losses on non-current monetary assets and liabilities were deferred and amortized over the remaining life of the monetary item. The Corporation adopted this new pronouncement in the fourth quarter of the fiscal year ended December 31, 2001 and has restated the prior period financial statements.

The comparative figures for the quarter ended March 31, 2001 have been restated. The effect of this restatement on the comparative figures for the quarter ended March 31, 2001 was to increase net loss by $2,577,543 and increase basic and diluted loss per common share by $0.17.

7. Technology Partnerships Canada Grant

Pursuant to the grant received from Technology Partnerships Canada research and development expenses for the quarter ended March 31, 2002 have been reduced by $1.4 million. During the quarter $1.1 million was received and at March 31, 2002 there is an amount receivable of $2.8 million.

At March 31, 2002, no warrants have been exercised.


8. Comparative Results

Certain of the prior quarters figures have been reclassified in order to conform to the presentation adopted in the current quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2002


INTRODUCTION

The following discussion is an update of management's discussion and analysis for the year ended December 31, 2001, and includes a discussion of the results of operations and cash flows for the three months ended March 31, 2002. World Heart Corporation, and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". In this discussion, references to "dollars" or "$" or "Cdn$" are to Canadian dollars and references to "US dollars" or "US $" are to United States dollars.

We wish to caution readers that this report includes certain forward-looking information and statements within the meaning of US federal securities laws. These forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involve known and unknown risks, uncertainties and other factors which may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of a new product for use in the human body, WorldHeart's need for significant additional funding, WorldHeart's need for acceptance from third-party payers, extensive Government regulation of WorldHeart's products, and rapid developments in technology, including developments by competitors.


OVERVIEW

WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver is being developed from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. During 1996, the Corporation entered into a research agreement with CVD under which the Corporation agreed to fund a substantial portion of CVD's remaining research efforts relating to the HeartSaver artificial heart technology, and all of the costs related to the commercialization of the technology.

On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). The total purchase price of the acquisition was approximately $62.5 million, which included $58.9 million of Series A cumulative participating preferred shares of World Heart Inc. The acquisition was accounted for using the purchase method with World Heart Inc.'s operating results included in the consolidated financial statements from June 30, 2000.

As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS. The Corporation sells this product internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.


RESULTS OF OPERATIONS

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

Three-month period ended March 31, 2002 compared to the three-month period ended March 31, 2001.

Consolidated results of operations



                                                       Three months           As a        Three months         As a
                                                    ended March 31,     % of gross      ended March 31   % of gross
                                                               2002        revenue                2001      revenue
                                             -----------------------------------------------------------------------
Revenue
  Gross revenue                                         $2,619,084                          $2,135,040
  Less : Rebate to Edwards
                                                                 -                          (1,532,383)
                                             -----------------------------------------------------------------------
         Net Revenue                                     2,619,084                             602,657
                                             -----------------------------------------------------------------------

Cost of goods sold
   Direct materials and labour                          (1,085,934)            42%         (1,025,305)        48%
   Overhead and other                                   (1,494,058)            57%         (1,516,135)        71%
                                             -----------------------------------------------------------------------
                                                        (2,579,992)            99%         (2,541,440)       119%
                                             -----------------------------------------------------------------------

Gross margin                                                39,092                         (1,938,783)

Selling, general and administrative                     (2,109,502)                        (2,026,905)
Research and development                                (7,377,304)                        (7,395,992)
Amortization of intangibles                             (1,830,626)                        (3,733,161)
Interest income                                             76,263                            617,747
Interest expense and foreign exchange                   (1,946,848)                        (3,685,724)

Recovery of future income taxes                                  -                          2,673,471
                                             -----------------------------------------------------------------------

Net loss                                               (13,148,925)                       (15,489,347)
                                             =======================================================================

Revenues
--------

All revenue is generated from the sales of the Novacor LVAS. Revenues for the three months and year to date ended March 31, 2002 were $2,619,084, an increase of 23% from the quarter ended March 31, 2001 where sales before an accrual for fees payable to Edwards were $2,135,040. In terms of units sold, during the three months ended March 31, 2002, there were 27 units sold as compared to 22 units in the same period in 2001.

Cost of sales and gross margin
------------------------------

The gross margin for the three months and year to date ended March 31, 2002 was 2.0%, a significant improvement from the negative gross margin of 19% in the corresponding period in 2001. This 2001 gross margin computation excludes an accrual which was netted against revenues in the first quarter of 2001 in the amount of $1,532,383 for an estimated shortfall relating to a US $2 million annual guaranteed gross margin on sales to Edwards Life Sciences. An accrual was not needed in the first quarter of 2002 as the sales volume to Edwards is anticipated to be sufficient to cover the annual guaranteed gross margin. The direct materials and labour attributable to sales in the three months ended March 31, 2002 result in a contribution margin, excluding overhead, of 58% which is an improvement over the same period in 2001 (52%). The improvement is due to labour efficiencies which have resulted in lower hourly direct labour costs. There has also been an improvement in the overhead and other components of cost of goods sold. These costs as a percentage of revenues have declined to 57%, for the three-month period ended March 31, 2002, from 71% for the same period in 2001. This improvement is due to an increase in sales volume over the previous fiscal year.


Selling, general and administrative
-----------------------------------

Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, accounting, marketing, and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the three-month period ended March 31, 2002 were $2.1 million, an increase of 4% from the $2.0 million in expenditures for the three months ended March 31, 2001.

Research and development
------------------------

Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development expenses for the three months ended March 31, 2002 amounted to $7.4 million. Total research and development expenditures of $8.8 million were reduced by $1.4 million relating to benefits received under a program with the federal government of Canada (Technology Partnerships Canada
(TPC)). The total amounts to be received for the three-month period under this program are approximately $2.1 million.

Excluding the $1.4 million offset noted above, research and development expenses increased 19% for the three months ended March 31, 2002 as compared to the same period in 2001 where research and development expenses were $7.4 million. The increase relates to an increase in HeartSaver development activities including preparations for HeartSaver trials and an increase in clinical activities relating to the ongoing Novacor INTrEPID trial.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2002, the Corporation had a working capital balance of $18.3 million compared to $26.2 million at December 31, 2001. The Corporation had cash, cash equivalents and short-term investments of $12.6 million at March 31, 2002 compared to $22.2 million at December 31, 2001.

Cash and cash equivalents decreased approximately $2.8 million during the quarter ended March 31, 2002. This decrease is net of the redemption of short term investments of approximately $6.9 million. The resulting cash usage during the quarter ended March 31, 2002 was approximately $9.7 million of which $9.4 million related to operating activities. Of the $9.4 million relating to operating activities approximately $383,000 relates to an increase in non cash working capital items. The net cash used during the quarter includes a receipt from the federal government under the TPC program of approximately $1.1 million. The cash used in operating activities excluding the TPC receipt amounted to $10.5 million, which is comparable to the 2001 quarterly average of $10.2 million and less than the previous quarter (fourth quarter of 2001) of $10.9 million. At March 31, 2002 there were receivable accruals, under the TPC program, amounting to approximately $2.8 million of which approximately $2.0 million was received subsequent to the quarter end. The other most significant changes in non cash working capital balances were a reduction in inventory of approximately $365,000 and a reduction in payables of approximately $471,000. Cash used in investing and financing activities (excluding the redemption of short-term investments) amounted to approximately $338,000 of which approximately $222,000 related to the purchase of capital assets.

In the short term, current cash on hand along with sales of the Novacor LVAS, funding under the Technology Partnerships Canada program and a provincial tax credit receivable are anticipated to be sufficient to fund operations. Longer term, additional financing will be required prior to full commercialization of HeartSaver. The Corporation has no current arrangements with respect to sources of additional financing, and there can be no assurance that additional financing will be available to the Corporation when needed, on commercially reasonable terms, or at all. In addition, any incremental equity financing may involve substantial dilution to the corporation's then existing shareholders. In the event the Corporation is unable to secure additional financing during the 2002 fiscal year there is a cost-reduction plan in place such that the funds anticipated to be available are sufficient to fund the Corporation through the next twelve months.

CRITICAL ACCOUNTING POLICIES

The Company has adopted the Canadian Institute of Chartered Accountants Section 3062 "Goodwill and Other Intangible Assets" on January 1, 2002. In accordance with this section, goodwill will no longer be amortized but will be subject to an initial impairment review on adoption and annual impairment reviews thereafter. Other intangibles with definite lives will continue to be assessed for impairment whenever changes in circumstances indicate that the carrying value may not be recoverable.

Factors that would generally trigger an impairment review include, but are not limited to, the following:


     - significant changes in related technology;
     - significant underperformance in expected operating results;
     - significant changes in the Corporation's use of the acquired assets;
     - significant negative industry or economic trends;
     - significant decline in the Corporation's stock price for a sustained period; and
     - a market capitalization that is less than net book value.

Any of these events may result in the Corporation's inability to recover the carrying value of its assets and/or goodwill, thereby requiring a potential impairment charge in the future. The Corporation would calculate the impairment charge based on discounted cash flows.


OUTLOOK

The Corporation expects to incur further losses from operations at least until 2004 as it progresses into the clinical phase of its HeartSaver research and development program. While the company expects to generate increased sales revenue from its enhanced Novcor LVAS product, costs associated with related marketing activities, as well as costs incurred in aggressively pursuing a "destination therapy" approval in the United States, are expected to offset such increased sales revenue in the short term.


NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Canadian Institute of Chartered Accountants (CICA) issued
Section 1581 "Business Combinations"" which replaces Section 1580 "Business Combinations," and requires all business combinations to use the purchase method of accounting, and Section 3062 "Goodwill and Other Intangible Assets", which requires intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life. The new Sections are consistent with those recently issued by the Financial Accounting Standards Board (FASB) in the United States. These pronouncements became effective for the Corporation in the current fiscal year (beginning January 1, 2002) and are being applied prospectively. The Corporation is evaluating the effect of this pronouncement on the financial statements.

In November 2001, the CICA issued Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The new Section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The new Section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price. The new Section encourages, but does not require, the use of the fair-value-based method to account for all other stock-based transactions with employees. The new
Section is based on FASB Statement No. 123, Accounting for Stock-based Compensation, which is one of the two US standards covering stock-based compensation arrangements in that country. This pronouncement became effective for the Corporation in the current fiscal year beginning January 1, 2002 and will be applied to awards granted on or after that date.

                               [GRAPHIC OMITTED]
                               EXECUTIVE COMMITTEE

         Dr. Tofy Mussivand                       Doug Hillier
         Chairman and                             Senior Vice-President
         Chief Scientific Officer                 Marketing

         Roderick M. Bryden                       Jal S. Jassawalla
         President and                            Senior Vice-President
         Chief Executive Officer                  Research and Development

         Ian W. Malone                            Robert Griffin
         Vice-President Finance and               Vice-President
         Chief Financial Officer                  Manufacturing

         Daniela (Dani) Kennedy                   Linda Reed Strauss
         Vice-President                           Vice-President
         Corporate Services                       Quality and Regulatory Affairs


                        WORLDHEART'S TECHNOLOGY PLATFORM
                        AS ILLUSTRATED ON THE FRONT COVER

    NOVACOR(R)LVAS (Caution: in the United States, federal law restricts the
            Novacor(R)LVAS to sale by or on the order of a physician)
                   [GRAPHIC OMITTED], Not currently available.
      [GRAPHIC OMITTED] II, Still in development, not currently available.


                             World Heart Corporation
                                 1 Laser Street
                         Ottawa, Ontario, Canada K2E 7V1
                     Tel: (613) 226-4278 Fax: (613) 226-4744

                                World Heart Inc.
                                7799 Pardee Lane
                        Oakland, California U.S.A. 94621
                     Tel: (510) 563-5000 Fax: (510) 563-5005

         Investor Relations                        General information
         enquiries:                                or media enquiries:
         Corinna de Beer                           Michelle Banning
         Manager, Investor Relations               Manager, Corp. Communications
         Tel: (613) 226-4278, ext: 2010            Tel: (613) 226-4278, ext 2995
         investors@worldheart.com                  communications@worldheart.com
         ------------------------

                               www.worldheart.com

[Please insert documents from e-mail here:

     (1) Cover and message to shareholders - "1q 2002 cover and message to shareholders"
     (2)  Financial statements - "2002 Q1 external stmts FINAL for printer"
     (3)  Notes to the financial statements - "2002 q1 notes FINAL"
     (4)  Management discussion and analysis - "2002 Q1 MDA FINAL 2"
     (5)  Last page - "2002 quarterlies back page" ]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      World Heart Corporation


Date: May 30, 2002                    By: /s/  Ian W. Malone
                                          -----------------------
                                         Name:  Ian W. Malone
                                         Title: Vice President Finance and
                                                Chief Financial Officer